[redacted]

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
211
SECTION

11020274

SECL ... ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 33753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First New York Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sabatini — (212) 848 - 0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities, L.L.C, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

FRANCES M. WEISS
Notary Public, State of New York
No. 01WE4800337
Qualified in New York County
Commission Expires September 30, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2011

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 7,766,389
Receivable from brokers	298,174,710
Securities owned, at fair value	3,733,590,872
Securities purchased under agreements to resell	2,207,117,997
Secured demand notes (fair value of collateral $17,622,556)	15,756,000
Investments in investment companies	3,692,570
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $22,020,975	10,859,064
Other assets	22,930,575
	$ 6,299,888,177
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 2,697,398,769
Securities sold under agreements to repurchase	3,157,165,407
Payable to brokers	33,789,206
Payable to withdrawing members	10,779,985
Accrued expenses and other liabilities	66,815,321
	5,965,948,688
Commitments and contingencies	
Subordinated borrowings	67,256,000
Members' equity:	
First New York Securities L.L.C. members' equity	266,521,251
Noncontrolling interest	162,238
	266,683,489
	$ 6,299,888,177

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition include the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Managed Accounts, L.L.C., Infinity Capital Markets, LLC, FNY Technologies, LLC, MPS Global Securities L.L.C. (formerly FNY Capital Markets, L.L.C), FNY Capital L.L.C. and MPS Global Europe L.L.C. (formerly Infinity Global Markets, L.L.C.) (collectively, the "Company"). All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

The Company carries its securities owned and securities sold, not yet purchased, at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments in investment companies are classified within Level 3 of the fair value hierarchy. Investments in investment companies are valued at the Company's share of the net asset values as reported by the investment companies.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

Financial instruments are stated at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments, except subordinated borrowings.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter derivative financial instruments, principally forwards and options, are based on quoted market prices for such instruments. Factors taken into consideration in estimating fair value of over-the-counter derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. The Company does not apply hedge accounting, as all financial instruments are recorded at fair value with changes in fair value reflected in earnings. Therefore, certain of the disclosures required are generally not applicable with respect to these financial instruments.

Fair value options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in swaps, forwards, and futures transactions are recorded as receivable from and payable to brokers, as applicable.

The unrealized gains for delayed-delivery, to-be-announced ("TBA"), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Equity swap agreements are recorded at fair value.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Reverse repos and repos are carried at their contractual amounts, adjusted for accrued interest receivable/payable. Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as financing except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivable from and payable to brokers.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company records transactions in securities on a trade-date basis. Dividends are accrued on the ex-dividend date.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

The Company is not required to pay income taxes on income or gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns in accordance with the laws of the applicable jurisdictions.

The Company has not recognized in this consolidated statement of financial condition any interest or a penalty related to income taxes, and has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities before 2007.

The Company has business operations in New York City and is subject to the New York City Unincorporated Business Tax and foreign income taxes in connection with its London subsidiary.

A statement of financial condition prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENT

In December 2007, the Financial Accounting Standards Board established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary (Accounting Standards Codification Topic 810, the "Consolidation Topic"). It clarified that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, the Consolidation Topic changed the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. This also established a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The accounting and reporting standards were effective for fiscal years beginning on or after December 15, 2008.

Noncontrolling interests should be accounted for and presented as equity if material, rather than as a liability or mezzanine equity and significant changes in accounting related to noncontrolling interests; specifically, increases and decreases in the controlling financial interests in consolidated subsidiaries is reported in equity. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings. These requirements were adopted on January 1, 2009, and as such, the consolidated statement of financial condition at December 31, 2010 includes the noncontrolling interest in members' equity.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments by level within the fair value hierarchy at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity securities	$ 563,310,121	$ 43,372,902		$ 606,683,023
U.S. government obligations		2,618,845,170		2,618,845,170
Municipal bonds		219,733,151		219,733,151
Corporate bonds		135,759,331		135,759,331
Certificate of deposits		120,101,257		120,101,257
Equity and futures options	32,468,940			32,468,940
	$ 595,779,061	$ 3,137,811,811		$ 3,733,590,872
Investments in investment companies			$3,692,570	$ 3,692,570
Securities sold, not yet purchased:				
Equity securities	$ 312,849,264	$ 18,449,463		$ 331,298,727
U.S. government obligations		2,246,809,254		2,246,809,254
Corporate bonds		98,739,108		98,739,108
Certificate of deposits		4,562,860		4,562,860
Equity and futures options	15,988,820			15,988,820
	$ 328,838,084	$ 2,368,560,685		$ 2,697,398,769

The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2010. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2010:

Balance - beginning of year	$ 6,763,296
Unrealized loss	(869,175)
Return of capital	(2,201,551)
Balance - end of year	$ 3,692,570

NOTE D - RECEIVABLE FROM / PAYABLE TO BROKERS

The clearing and depository operations for security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2010, substantially all of the securities owned, securities sold, not yet purchased, and amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. Securities owned and amounts due from brokers serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities owned and securities sold, not yet purchased, are subject to margin requirements.

NOTE D - RECEIVABLE FROM / PAYABLE TO BROKERS (CONTINUED)

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE E - SECURITIES SOLD, NOT YET PURCHASED

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2010, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Securities sold, not yet purchased, expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

NOTE F - FINANCIAL INSTRUMENTS AND RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate and equity swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. In an equity swap, cash flows are exchanged based on a commitment by one party to pay interest in exchange for a market-linked return based on a notional amount. The market-linked return may include, among other things, the total return of a security or index. These agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for these obligations, the counterparty may default on its obligation, or unfavorable changes may exist in the security or index underlying the swap. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded in the consolidated statement of financial condition. At December 31, 2010, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2010, the Company had also borrowed securities and pledged securities against those borrowed securities.

NOTE F - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The locations on the consolidated statement of financial condition of the Company's derivative positions by type of exposure, all of which are accounted for as trading instruments, are as follows:

	Financial Statement Line Item	Asset Derivatives	Financial Statement Line Item	Liability Derivatives
Currency forwards			Receivable from brokers	$ 25,311,462
Equity swaps			Receivable from brokers	3,705
Open trade equity futures			Receivable from brokers	3,935,244
Equity and futures options	Securities owned	$ 32,468,940	Securities sold, not yet purchased	15,988,820
Total		$ 32,468,940		$ 45,239,231

The majority of the Company's transactions with off-balance-sheet risk are short term in duration with an average maturity of approximately two years at December 31, 2010.

At December 31, 2010, the Company had outstanding long and short equity swap agreements with a notional principal amount of $301,256 and $111,775, respectively, and currency forward contracts with gross notional amounts in long and short positions of $41,180,238 and $66,945,482, respectively.

At December 31, 2010, the Company had the following derivative contracts outstanding:

	Number of Contracts	
	Long	Short
Open trade equity futures	149,208	127,730
Equity and futures options	169,024	92,985

Financial instruments involve elements of market risk that may be in excess of the amounts recognized in the consolidated statement of financial condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - SUBORDINATED BORROWINGS

Borrowings subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
March 31, 2011	4.5%	$ 930,000
July 1, 2011	5.0%	10,326,000
December 31, 2011	5.0%	2,150,000
June 1, 2012	5.0%	750,000
August 31, 2012	4.0%	1,600,000
		15,756,000
Subordinated notes:		
February 28, 2011	Fed Fund: +2.75%	2,500,000
June 1, 2011	Fed Fund: +2.75%	2,000,000
September 22, 2011	5.0%	20,000,000
February 29, 2012	Fed Fund: +2.75%	6,000,000
June 1, 2012	Fed Fund: +2.75%	10,000,000
January 31, 2013	7.0%	10,000,000
July 1, 2013	Fed Fund: +2.75%	1,000,000
		51,500,000
		$ 67,256,000

Subordinated borrowings may be withdrawn by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to FNYS for debt with substantially the same terms and maturities.

At December 31, 2010, FNYS has a $50,000,000 revolving subordinated facility with its clearing broker that expires February 11, 2011. Drawings under this facility bear interest at prevailing rates in accordance with the terms of the loan agreement. FNYS borrowed $20,000,000 on September 22, 2010.

NOTE H - EMPLOYEE BENEFIT PLAN

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements.

NOTE I - NET CAPITAL REQUIREMENT

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, FNYS had net capital of $44,461,366, which exceeded the requirement by $40,984,327.

Pursuant to the requirements of Rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in the FNYS's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$ 282,054,975
Liabilities	148,294,633
Members' equity	$ 133,760,342

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through April 28, 2015. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	Operating Leases	Capital Leases	Total
2011	$ 4,418,230	$ 592,079	$ 5,010,309
2012	4,609,948	353,814	4,963,762
2013	3,921,546	121,046	4,042,592
2014	3,417,836	5,233	3,423,069
2015	1,160,490		1,160,490
	17,528,050	1,072,172	18,600,222
Less amount representing interest		(75,236)	(75,236)
	$ 17,528,050	$ 996,936	$ 18,524,986

In connection with a security deposit for lease of office space, the Company has two outstanding standby letter of credit agreements of $1,005,409 payable to its landlord.

In the normal course of business, FNYS has been the subject of SEC inquiries and FINRA reviews and has been named as a defendant in certain litigation and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various SEC inquiries, FINRA reviews, litigation and arbitrations will not have a material adverse effect on the Company's financial position.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated events through February 28, 2011, the date that this consolidated statement of financial condition was available to be issued.